September 30, 2011
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:	H. Christopher Owings, Assistant Director
Lilyanna L. Peyser
Lisa Kohl

Re:	China Recycling Energy Corporation
Amendment No. 1 to Form S-3 Registration Statement
File No. 333-174484

Dear Mr. Owings:

On behalf of our client, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”), this firm is filing a response to the SEC comment letter, dated June 17, 2011, in connection with complying with the issues and outstanding disclosure items set forth in your comment letter, dated June 17, 2011.

The Company filed Amendment No. 1 to the Company’s Form S-3. The filed amendment reflects the changes in disclosure described herein.

Registration Statement on Form S-3

Prospectus Cover Page

Comment:	Please include the calculations required by General Instruction I.B.6(a) and Instruction 7 to General Instruction I.B to Form S-3 on the outside front cover page of the prospectus.

Response:

The Company included the requested calculation on the outside front cover page of the prospectus. The outside front cover page includes the following calculation and accompanying disclosure statement:  “[a]s of September 1, 2011 the aggregate market value of our outstanding common stock held by non-affiliates was approximately $7.8 million based on 43,533,174 shares of outstanding common stock, of which 37,926,605 shares are held by affiliates, and a price of $1.39 per share, which was the last reported sale price of our common stock as quoted on NASDAQ Global Market on that date.  As of the date of this prospectus, we have not offered any securities during the past twelve months pursuant to General Instruction I.B.6 of Form S-3.” (please refer to the outside front cover page of the prospectus). This disclosure will be appropriately updated in subsequently filed prospectus supplements in connection with each “takedown.”

United States Securities and Exchange Commission
September 30, 2011

Item 17. Undertakings, Page II-20

Comment:	Please revise your disclosure to include the undertakings required by Item 512(a)(5)(i) of Regulation S-K.

Response:

The Company revised Item 17, Undertakings, to include the undertakings, as required by Item 512(a)(5)(i). Amendment No. 1 to the Company’s Form S-3 includes the following undertakings:

“That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)             Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)             Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.”

 (please refer to II-21 and II-22 of Form S-3/A)

Signatures

Comment:
Please revise your signature page to include the signature of your principal accounting officer. If one of the individuals who signed the document is your principal accounting officer in addition to any other position(s) held, please add this title below the signature to the title or titles you have provided already. See Instructions 1 and 2 to the "Signatures" section of Form S-3.

United States Securities and Exchange Commission
September 30, 2011

Response:

Amendment No. 1 to the Company’s Form S-3 registration statement includes the signature of our principal financial officer and accounting officer. (please refer to signature page).

Exhibit Index

Exhibit 5.1 – Opinion of McKenna Long & Aldridge LLP

Comment:
The reference to Chapter 78 of the Nevada Revised Statutes also should include all applicable Nevada statutory provisions and the reported judicial decisions interpreting those laws. Please revise accordingly.

Response:

As requested, the reference to Chapter 78 of the Nevada Revised Statutes includes all applicable Nevada statutory provisions and the reported judicial decisions interpreting those laws.  The Legal Opinion, accompanying Amendment No. 1 to the Company’s Form S-3 reads as follows: “In connection with this opinion, we have examined such documents and considered such legal matters deemed by us to be relevant to this opinion letter and the Registration Statement, including the applicable statutory provisions and related rules and regulations of Chapter 78 of the Nevada Revised Statutes and the reported judicial decisions interpreting those laws, the Articles of Incorporation of the Company, the Fourth Amended and Restated Bylaws of the Company and the authorizing resolutions of the Company’s Board of Directors.”

Comment:
Please either remove the statements in the first and fourth paragraphs on page two of the opinion that counsel assumes no obligation to revise or supplement the opinion or to advise you of any changes that may affect the opinion and that counsel’s opinion is given “as of the date hereof,” or have counsel re-file the opinion on the date of effectiveness.

Response:

In connection with this discussing this comment and coming to an agreement, as to an appropriate course of action, Ms. Kohl and I had a telephone conversation on September 16, 2011. As discussed and agreed to, McKenna Long & Aldridge will file a legal opinion with each prospectus supplement filed with the SEC by the Company.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Jay Shah at (404) 527-4198.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	David Chong, CFO, China Recycling Energy Corp. Jeffrey Li, Esq. Jay V. Shah, Esq.